SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of November 2005
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-                    .

Summary of 3rd quarter 2005 Business Report
On November 14, 2005, Shinhan Financial Group (“SFG”) filed the 3rd quarter 2005 business report (the “Business Report”) with the Financial Supervisory Service of the Republic of Korea (“Korea”) pursuant to the Securities and Exchange Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.
The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea.

1. Introduction of the Group
2. Business Results
3. Independent Accountant
4. Directors, Executive Officers and Employees
5. Activities of Board of Directors and Sub-committees
6. Market Price Information of Our Common Shares and ADRs
7. Related Party Transactions
EX-99.1 Independent Accountant's Review Report (Non Consolidated Financial Statements)
Exhibit 99- 1. Independent Accountant’s Review Report (Non Consolidated Financial Statements)

1. Introduction of the Group
Company History in 2005
▪	August 26, 2005 BOD resolution to liquidate e-Shinhan

▪	August 29, 2005 Acquisition of “Shinhan NPS Private Equity Fund 1” as the Group’s indirect subsidiary

▪	September 27, 2005 BOD resolution to acquire Shinhan Life Insurance as the Group’s subsidiary through a small-scale share swap
Principal Subsidiaries under Korean Law as of September 30, 2005
      Direct Subsidiaries

Subsidiaries	Ownerships by SFG
Shinhan Bank	100.0%
Chohung Bank	100.0%
Good Morning Shinhan Securities 1)	100.0%
Shinhan Card	100.0%
Shinhan Capital	100.0%
Shinhan BNP Paribas ITMC	50.0%
Jeju Bank 2)	62.4%
SH&C life Insurance	50.0%
e-Shinhan	83.4%
Shinhan Macquarie Financial Advisory	51.0%
Shinhan Credit Information	100.0%
Shinhan Private Equity	100.0%

1)	Good Morning Shinhan Securities was delisted from the Korea Exchange on January 5, 2005.

2)	Jeju Bank is currently listed on the Korea Exchange.

Indirect subsidiaries held through direct subsidiaries

		Ownerships by
Direct Subsidiaries	Indirect Subsidiaries	the Parent
Shinhan Bank	Shinhan Data System	100.0%
	Shinhan Finance (Hong Kong)	100.0%

Chohung Bank	Chohung ITMC	79.8%
	Chohung Finance (Hong Kong)	100.0%
	CHB America Bank	100.0%
	Chohung Bank GmbH	100.0%
	Chohung Vina Bank	50.0%
	CHB Valuemeet 2001 year 1st Securitization	50.0%
	CHB Valuemeet 2001 year 2nd Securitization	50.0%
	CHB Valuemeet 2002 year 1st Securitization	50.0%

Good Morning	Good Morning Shinhan Securities Europe	100.0%
Shinhan Securities	Good Morning Shinhan Securities USA	100.0%

Shinhan Private Equity	Shinhan NPS Private Equity Fund 1	5.0%

Number of Shares by type
The table below sets forth the number of the issued and outstanding shares of the Group as of September 30, 2005

		Total amount of
Types of Shares	Number of Shares	par value(KRW)
Common Shares	319,319,011	1,596,595,055,000
Redeemable Preferred Shares	52,583,961	262,919,805,000
Redeemable Convertible Preferred Shares	44,720,603	223,603,015,000

Total	416,623,575	2,083,117,875,000

Employee Stock Ownership Plan (ESOP)
      (1) Contribution to ESOA (Employee Stock Ownership Association) 1)

		Contribution Amount
Contributed to	Contribution Date	(KRW)	Contributor		Use of money
Association Accounts	Apr. 15, 2005	681,779,448	SFG		Stock Purchase
	Apr. 14, 2005	32,550,000,000	SHB		Stock Purchase
	Apr. 13, 2005	297,775,000	Shinhan Capital		Stock Purchase
Sub-total		33,529,554,448		—
Employee Accounts	—	—	Employees		—
Sub-total		—		—
Total		33,529,554,448		—

1)	From January 1, 2005 to September 30, 2005

(2) Changes in ESOA Share Ownership 1)
(Unit: shares)

		Beginning Balance			Ending Balance
	Share type	(Jan.1, 2005)	Increase2)	Decrease3)	(September 30, 2005)
Association Accounts	Common Shares	650,146	1,293,682	1,415	1,942,413
Employee Accounts	Common Shares	0	368,175	2,094	366,081

Total	—	650,146	1,661,857	3,509	2,308,494

1)	Shinhan Financial Group introduced the Employee Stock Ownership Plan (ESOP) on December 5, 2002 and currently, Shinhan Financial Group, Shinhan Bank and Shinhan Capital participate in the ESOP.

2)	The increase is attributable to the purchase of shares with the contributions of April 2005.

3)	The decrease is attributable to the retirement of Shinhan Bank’s employees.
(3) ESOA Share Ownership per each company
(As of September 30, 2005, Unit: shares)

			Total Balance
Company	Association Accounts	Employee Accounts	(Sep.30, 2005)
Shinhan Financial Group	36,672	3,976	40,648
Shinhan Bank	1,887,334	362,105	2,249,439
Shinhan Capital	18,407	0	18,407

Total	1,942,413	366,081	2,308,494

2. Business Results
Operational Results
(in millions of Korean Won)

	3rd quarter, 2005	2004	2003
	(Jan.1~Sep.30)	(Jan.1~Dec.31)	(Jan.1~Dec.31)
Operating Revenue	1,337,848	1,224,147	617,074
Gain using the equity method of accounting	1,304,300	1,108,952	519,287
Interest income	73,033	114,264	97,787
Other income	515	931	—
Operating Expense	112,777	147,638	251,366
Loss using the equity method of accounting	1,134	212	129,886
Operating Income	1,265,071	1,076,509	365,708

Source and Use of Funds
Source of Funds
(in millions of Korean Won)

	3rd quarter, 2005		2004		2003
	(Jan.1~Sep.30)		(Jan.1~Dec.31)		(Jan.1~Dec.31)
	Average	Ratio	Average	Ratio	Average	Ratio
	Balance 1)	(%)	Balance 1)	(%)	Balance 1)	(%)
Stockholders’ Equity	8,044,668	76.18	6,770,562	74.00	4,768,492	73.82
Capital Stock	2,083,118	19.73	2,012,812	22.00	1,660,319	25.70
Capital Surplus	3,718,669	35.21	3,485,465	38.10	2,512,502	38.89
Retained Earnings	1,958,945	18.55	1,130,293	12.35	692,409	10.72
Capital Adjustment	283,936	2.69	141,992	1.55	-96,738	-1.50
Borrowings	2,515,502	23.82	2,378,244	26.00	1,691,375	26.18
Debentures	2,081,937	19.71	2,017,816	22.06	1,434,951	22.21
Other liabilities	433,565	4.11	360,428	3.94	256,424	3.97

Total	10,560,170	100.00	9,148,806	100.00	6,459,867	100.00

1)	The Average Balance was calculated by averaging the ending balance of each quarter.
Use of Funds
(in millions of Korean Won)

	3rd quarter, 2005		2004		2003
	(Jan.1~Sep.30)		(Jan.1~Dec.31)		(Jan.1~Dec.31)
	Average	Ratio	Average	Ratio	Average	Ratio
	Balance 1)	(%)	Balance 1)	(%)	Balance 1)	(%)
Investments on equity stock	8,604,634	81.48	7,100,773	77.61	5,882,011	77.81
Shinhan Bank	4,122,766	39.04	3,709,669	40.55	3,139,126	41.53
Chohung Bank	3,178,602	30.10	2,411,868	26.36	1,831,964	24.24
Good Morning Shinhan Securities	859,219	8.14	610,171	6.67	537,265	7.11
Shinhan Card	191,830	1.82	162,378	1.77	191,094	2.53
Shinhan Capital	135,938	1.29	112,775	1.23	95,384	1.26
Shinhan BNP Paribas ITMC	22,898	0.22	22,435	0.25	22,109	0.29
E-Shinhan	2,746	0.03	2,617	0.03	3,331	0.04
Shinhan Macquarie FA	1,730	0.02	1,159	0.01	578	0.01
Jeju Bank	56,815	0.54	49,418	0.54	44,783	0.59
Shinhan Credit Information	7,931	0.08	4,628	0.05	2,392	0.03
SH&C Life Insurance	14,720	0.14	13,655	0.15	13,985	0.19
Shinhan Private Equity	9,439	0.09	1,958	0.02	—	—
Investment on Bonds	—	—	—	—	905	0.01
Loans	1,715,264	16.24	1,953,788	21.36	1,618,091	21.41
Fixed Assets	1,320	0.01	1,508	0.02	1,434	0.02
Intangible Assets	1,015	0.01	477	0.01	471	0.01
Cash Deposit in bank	205,548	1.95	55,370	0.61	25,326	0.34
Other Assets	32,389	0.31	36,893	0.40	30,808	0.41

Total	10,560,170	100.00	9,148,809	100.00	7,559,046	100.00

1)	The Average Balance was calculated by averaging the ending balance of each quarter.

2)	Represents the average balance calculated by averaging Chohung Bank’s ending balances of 3rd and 4th quarter 2003, because Chohung Bank was acquired in August 2003. Because of this, the total source of fund is not equal to total use of fund for the year 2003.
Other Financial Information
*	Notes: Numbers for 3rd quarter 2005 included in this section are provisional and subject to possible change in the due course.
Requisite Capital Ratio
(in billions of Korean Won)

	3Q 2005	2004	2003
Aggregate Amount of Equity Capital (A)	11,436.1	9,867.9	8,847.7
Requisite Capital (B)	8,360.9	7,625.3	7,472.0
Requisite Capital Ratio (A/B) 1)	136.80%	129.41%	118.41%

1)	Under the guidelines issued by the Financial Supervisory Commission applicable to financial holding companies, we, at the holding company level, are required to maintain a minimum requisite capital ratio of 100%.
Won Liquidity Ratio
(in millions of Korean Won)

	3Q 2005	2004	2003
Won Assets due within 3 months (A)	486,965	221,335	16,687
Won Liabilities due within 3 months (B)	468,773	212,081	15,504
Won Liquidity Ratio (A/B) 1)	103.88%	104.36%	107.63%

1)	Under the guidelines issued by the Financial Supervisory Commission, we, at the holding company level, are required to maintain a Won liquidity ratio of not less than 100%.
Liabilities to Equity Ratio
(in millions of Korean Won)

	3Q 2005	2004	2003
Liabilities (A)	2,663,956	2,325,043	2,176,875
Adjusted Equity (B) 1)	8,787,130	7,747,271	5,523,410
Liabilities to Equity Ratio (A/B)	30.31%	30.01%	39.41%

1)	Adjusted Equity was calculated by subtracting the amount of intangible assets from total net assets.

Capital Adequacy Ratio and Other Ratios of Certain Subsidiaries
      (1) Total Capital Adequacy Ratio (%)

	3Q 2005	2004	2003
Shinhan Bank	12.8	11.94	10.49
Chohung Bank	10.3	9.40	8.87
Jeju Bank	10.2	10.91	10.96

*	The Total Capital Adequacy Ratios are computed in accordance with the guidelines issued by the Financial Supervisory Commission for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.
      (2) Net Capital Ratio (%)

	Sep. 30, 2005	Mar. 31, 2005	Mar. 31, 2004
Good Morning Shinhan Securities	624.00	629.22	480.69

*	Net Capital Ratio is computed in accordance with the guidelines issued by the Financial Supervisory Service for securities investment trust businesses. Under these guidelines, Good Morning Shinhan Securities is required to maintain a minimum net capital ratio of 100%.
      (3) Adjusted Equity Capital Ratio (%)

	3Q 2005	2004	2003
Shinhan Card	20.14	16.48	13.78

*	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Supervisory Commission for credit card companies. Under these guidelines, Shinhan Card is required to maintain a minimum adjusted equity capital ratio of 8%.
      (4) Non Performing Loans
(in billions of Korean Won)

			Dec. 31, 2004
			(March 31, 2005 for GMS		Dec. 31, 2003
	Sep. 30, 2005		Securities)		(March 31, 2004 for GMS Securities)
	Balance of	NPL to total	Balance of	NPL to total	Balance of	NPL to total
	NPL	Loans(%)	NPL	Loans(%)	NPL	Loans (%)
Shinhan Bank 1)	369.7	0.66	434.4	0.84	398.5	0.82
Chohung Bank 1)	667.0	1.45	814.1	1.89	1,879.6	4.19
Jeju Bank 1)	38.6	2.72	30.3	2.33	29.8	2.27
GMS Securities 2)	28.0	7.29	30.7	11.75	38.2	13.48
Shinhan Card 3)	40.6	3.77	37.5	4.46	74.7	6.34

1)	Non-performing loans of banks are defined as those loans are past due more than 90 days or those are placed on non-accrual status according to the guidelines of the

Financial Supervisory Service.

2)	Under the guidelines of the Financial Supervisory Service, every securities company shall classify its loans into five categories: “normal,” “precautionary,” “substandard,” “doubtful” and “estimated loss.” Under the Group’s internal measures, non-performing loans of Good Morning Shinhan Securities includes loans classified as “substandard,” “doubtful,” and “estimated loss.”

3)	Under the guidelines of the Financial Supervisory Service, every credit card company shall classify its loans into five categories: “normal,” “precautionary,” “substandard,” “doubtful” and “estimated loss.” Under the Group’s internal measures, non-performing loans of Shinhan Card includes loans classified as “substandard,” “doubtful” and “estimated loss.”

(5)	Loan Loss Allowances & Write-offs for the period
(in billions of Korean Won)

			Jan. 1, 2005~	Jan. 1, 2004~	Jan. 1, 2003~
			Sep. 30, 2005	Dec. 31, 2004	Dec. 31, 2003
Shinhan Bank	Loan Loss Allowance	Domestic	650.0	663.0	791.9
		Overseas	70.6	80.5	74.5
		Total	720.6	743.5	866.4

	Write-offs		84.9	234.9	71.5

Chohung Bank	Loan Loss Allowance	Domestic	955.5	955.5	1,602.6
		Overseas	37.5	51.2	56.3
		Total	993.0	1,006.7	1,658.9

	Write-offs		475.3	1,400.2	1,781.2

Jeju Bank	Loan Loss Allowance	Domestic	32.9	32.2	34.5
		Overseas	—	—	—
		Total	32.9	32.2	34.5

	Write-offs		14.0	24.7	17.9

GM Shinhan Securities1)	Loan Loss Allowance	Domestic	29.0	30.9	30.9
		Overseas	—	—	—
		Total	29.0	30.9	30.9

	Write-offs		2.0	1.9	—

Shinhan Card	Loan Loss Allowance	Domestic	46.8	49.8	94.6
		Overseas	—	—	—
		Total	46.8	49.8	94.6

	Write-offs		84.0	233.2	277.0

1)	The fiscal year of Good Morning Shinhan Securities ends on March 31 of each year. Accordingly, the relevant periods for Good Morning Shinhan Securities are adjusted as follows: (i) from April 1, 2005 to September 30, 2005, (ii) from April 1, 2004 to March 31, 2005, and (iii) from April 1, 2003 to March 31, 2004.

3. Independent Accountant
Audit Opinion for the last 3 years

	3Q 2005	3Q 2004	FY 2004	FY2003
Audit Opinion	—	—	Unqualified	Unqualified
Compensation to the Independent Auditor for Audit and Review Services
     The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements prepared in accordance with generally accepted accounting principles in Korea.

Year	Auditor	Payment (KRW)		Working hours
3Q 2005	KPMG Samjong Accounting Corp	288,000,000	1)	1,400 hours
2004	KPMG Samjong Accounting Corp.	300,000,000		2,504 hours
2003	KPMG Samjong Accounting Corp.	210,000,000		1,560 hours

1) The payment covers entire FY 2005.
Compensation for Services Other than Audit and Review
     The following is a description of the fees and commissions paid to our independent auditor for the services set forth below for the last three years.

Year	Month	Service description	Payment
2005	Jan.	Audit of the Financial Statements based on US GAAP	USD 2,000,000
2004	Jan.	Consulting services for disclosure control and procedure & Internal control system	KRW 1,375,000,000
2003	Sept.	Due diligence on the Chohung Bank	KRW 904,000,000
	July	Valuation of common shares of Chohung Bank	KRW 100,000,000

4. Directors, Executive Officers and Employees
Directors and Executive Officers
1) Executive Directors
     Our executive directors are as follows as of September 30, 2005:

Name	Date of Birth	Position	Service Term

Eung Chan Ra	Nov.25, 1938	Chairman of BOD	3 years starting from March 25, 2004
Head of the Board Steering Committee

In Ho Lee	Nov. 2, 1943	President & CEO Board Steering Committee member	3 years starting from March 25, 2004

Young Hwi Choi	Oct. 28, 1945	Executive Director	3 years starting from March 25, 2004
2) Non-Executive Directors
     Currently, 11 non-executive directors are in office. Out of them, 9 are outside directors, nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting on March 30, 2005.
     Our non-executive directors are as follows:

Name	Date of Birth	Current Position	Service Term

Young Seok Choi	Jul. 2, 1929	Non-Executive Directors,	3 years starting from March 25, 2004
Audit Committee member

Yong Woong Yang	Aug. 4, 1948	Non-Executive Directors	3 years starting from March 25, 2004

Il Sup Kim	Jul.1, 1946	Outside Director	1 year starting from March 30, 2005
Head of Audit Committee
Compensation Committee member

Sang Yoon Lee	Sep.13, 1942	Outside Director	1 year starting from March 30, 2005
Board Steering Committee member
Audit Committee member
Compensation Committee member

Yoon Soo Yoon	Mar. 5, 1946	Outside Director	1 year starting from March 30, 2005
Risk Management Committee member
Head of Compensation Committee

Shee Yul Ryoo	Sep. 5, 1938	Outside Director	1 year starting from March 30, 2005
Board Steering Committee member
Head of Risk Management Committee
Compensation Committee member

Byung Hun Park	Sep. 10, 1928	Outside Director	1 year starting from March 30, 2005
Board Steering Committee member

Young Hoon Choi	Nov. 8, 1928	Outside Director	1 year starting from March 30, 2005

Si Jong Kim	Apr. 16, 1937	Outside Director	1 year starting from March 30, 2005
Audit Committee member

Dong Hyun Kwon	Nov. 27, 1936	Outside Director	1 year starting from March 30, 2005
Audit Committee member

Philippe Reynieix	Jun. 24, 1949	Outside Director Risk Management Committee member	1 year starting from March 30, 2005
     On September 30, 2005, Mr. Pyung Joo Kim resigned from his position on the Board in order to focus on his new position as chairman of the Integration Committee of Shinhan Bank and Chohung Bank, to which he was recently appointed by the Group.

     For the personal profiles of the outside directors, please refer to our Form 20-F filed on June 30, 2005, in which we included relevant information of directors.
     3) Executive Officers
     In addition to the executive directors, we currently have the following executive officers:

Name	Date of Birth	Position	Taking Charge of

Jae Woo Lee	Jul. 2, 1950	Senior Executive	Subsidiary Management Team I,
		Vice President	New Bank Coordination Team, and
New Bank Planning Team

Byung Jae Cho	Jan. 6, 1951	Senior Executive	Planning & Financial Management Team,
		Vice President	and Investor Relations Team

Baek Soon Lee	Oct. 8, 1952	Senior Executive	Information & Technology Planning Team,
		Vice President	Public Relations Team, General
Services Team, and Joint Procurement
Planning Team

Jae Woon Yoon	July 22, 1951	Senior Executive	Subsidiary Management Team II,
		Vice President	Synergy Management Team, and
Audit & Compliance Team

* Director and Officers who hold additional positions in our subsidiaries

Name	Subsidiary	Position	Appointment Date

In Ho Lee	Shinhan Bank	Outside Director	May 31, 2005
	Chohung Bank	Outside Director	May 25, 2005

Jae Woo Lee	Shinhan Bank	Outside Director	March 30, 2005
	Jeju Bank	Outside Director	March 28, 2005

Byung Jae Cho	Chohung Bank	Outside Director	March 30, 2005
	Shinhan Capital	Non-executive Director	March 30, 2005
	Shinhan Private Equity	Non-executive Director	December 8, 2004

Baek Soon Lee	Shinhan Card	Outside Director	September 12, 2005
	Chohung ITMC	Outside Director	September 26, 2005

Jae Woon Yoon	Good Morning Shinhan Securities	Outside Director	September 9, 2005
	Shinhan BNP Paribas ITMC	Outside Director	September 21, 2005
Stock Options

			Number	Number
		Number of	of	of	Number of	Exercise
	Name of the	Granted	Exercised	Options	Exercisable	Price
Grant date	Guarantee	Option 1)	option	Cancelled	option	(KRW)	Positions held at

22-May-02	Ra, Eung Chan	94,416	0	0	94,416	18,910	Shinhan Financial Group
22-May-02	Choi, Young Hwi	47,208	47,208	0	0	18,910	Shinhan Financial Group
22-May-02	Shin, Sang Hoon	28,325	0	0	28,325	18,910	Shinhan Financial Group
22-May-02	Choi, Bhang-Gil	18,883	0	0	18,883	18,910	Shinhan Financial Group
22-May-02	Lee, In-Ho	32,162	0	0	32,162	18,910	Shinhan Bank
22-May-02	Moon, Hong Soon	17,426	0	0	17,426	18,910	Shinhan Bank
22-May-02	Lee, Jae Woo	18,873	0	0	18,873	18,910	Shinhan Bank
22-May-02	Huh, Joong Ok	15,564	0	0	15,564	18,910	Shinhan Bank
22-May-02	Kim, Sahng-Dae	18,873	0	0	18,873	18,910	Shinhan Bank

			Number	Number
		Number of	of	of	Number of	Exercise
	Name of the	Granted	Exercised	Options	Exercisable	Price
Grant date	Guarantee	Option 1)	option	Cancelled	option	(KRW)	Positions held at

22-May-02	Youn, Gwang Lim	18,873	0	0	18,873	18,910	Shinhan Bank
22-May-02	Oh, Young-Kook	8,041	0	0	8,041	18,910	Shinhan Bank
22-May-02	Nam, Kee Do	8,041	0	0	8,041	18,910	Shinhan Bank
22-May-02	Jang, Myoung-Kee	14,918	14,918	0	0	18,910	Shinhan Bank
22-May-02	Shin, Christopher	11,673	0	0	11,673	18,910	Shinhan Bank
22-May-02	Lee, Dae Woon	11,673	0	0	11,673	18,910	Shinhan Bank
22-May-02	Lee, Dong Girl	26,953	0	0	26,953	18,910	Shinhan Capital
22-May-02	Jung, Yun Kang	7,409	7,409	0	0	18,910	Shinhan Capital
22-May-02	Son, Woong Man	3,828	0	0	3,828	18,910	Shinhan Capital
22-May-02	Hwang, Jung Hun	3,828	3,828	0	0	18,910	Shinhan Capital
22-May-02	Song, Byung Kuk and other 6 officers	13,325	3,000	0	10,325	18,910	Shinhan Financial Group
22-May-02	Kim, Duk Jung and other 329 officers	444,284	84,070	0	360,214	18,910	Subsidiaries of SFG
15-May-03	Ra, Eung Chan	95,390	0	0	95,390	11,800	Shinhan Financial Group
15-May-03	Choi, Young Hwi	85,851	85,851	0	0	11,800	Shinhan Financial Group
15-May-03	Choi, Bhang-Gil	19,078	0	0	19,078	11,800	Shinhan Financial Group
15-May-03	Han, Min Ky	19,078	0	0	19,078	11,800	Shinhan Financial Group
15-May-03	Song, Youn Soo	15,319	0	0	15,319	11,800	Shinhan Financial Group
15-May-03	Shin, Sang Hoon	77,160	0	0	77,160	11,800	Shinhan Bank
15-May-03	Moon, Hong Soon	8,312	0	0	8,312	11,800	Shinhan Bank
15-May-03	Lee, Jae Woo	19,290	0	0	19,290	11,800	Shinhan Bank
15-May-03	Huh, Joong Ok	19,290	0	0	19,290	11,800	Shinhan Bank
15-May-03	Kim, Sahng-Dae	19,290	0	0	19,290	11,800	Shinhan Bank
15-May-03	Youn, Gwang Lim	19,290	0	0	19,290	11,800	Shinhan Bank
15-May-03	Cho, Woo Seop	15,490	0	0	15,490	11,800	Shinhan Bank
15-May-03	Kim, Hee Soo	19,290	0	0	19,290	11,800	Shinhan Bank
15-May-03	Han, Do Heui	19,290	0	0	19,290	11,800	Shinhan Bank
15-May-03	Shin, Christopher	4,809	0	0	4,809	11,800	Shinhan Bank
15-May-03	Lee, Dae Woon	4,809	0	0	4,809	11,800	Shinhan Bank
15-May-03	Hong Sung Kyun	4,984	0	0	4,984	11,800	Shinhan Card
15-May-03	Lee Tae Kyu	1,661	0	0	1,661	11,800	Shinhan Card
15-May-03	Kim Seong Won	1,661	0	0	1,661	11,800	Shinhan Card
15-May-03	Shim, Woo Yeob	1,661	0	0	1,661	11,800	Shinhan Card
15-May-03	Lee, Dong Girl	30,000	0	0	30,000	11,800	Shinhan Capital
15-May-03	Jung, Yun Kang	3,324	0	0	3,324	11,800	Shinhan Capital
15-May-03	Jang, Myoung-Kee	3,009	3,009	0	0	11,800	Shinhan Capital
15-May-03	Shin, Beom Seong	10,000	0	0	10,000	11,800	Shinhan Credit Information
15-May-03	Song, Byung Kuk and other 7 officers	13,437	1,700	0	11,737	11,800	Shinhan Financial Group
15-May-03	Seo, Jin Won and other 339 officers	489,433	95,572	11,600	382,261	11,800	Subsidiaries of SFG
25-Mar-04	Ra, Eung Chan	100,000	0	0	100,000	21,595	Shinhan Financial Group
25-Mar-04	Choi, Young Hwi	90,000	0	0	90,000	21,595	Shinhan Financial Group
25-Mar-04	Choi, Bhang Gil	30,000	0	0	30,000	21,595	Shinhan Financial Group
25-Mar-04	Hong, Chil Sun	20,000	0	0	20,000	21,595	Shinhan Financial Group
25-Mar-04	Kim, Hee Soo	20,000	0	0	20,000	21,595	Shinhan Financial Group
25-Mar-04	Cho, Byung Jae	20,000	0	0	20,000	21,595	Shinhan Financial Group
25-Mar-04	Lee, Baek Soon	20,000	0	0	20,000	21,595	Shinhan Financial Group
25-Mar-04	Shin, Sang Hoon	80,000	0	0	80,000	21,595	Shinhan Bank
25-Mar-04	Cho, Jae Ho	20,000	0	0	20,000	21,595	Shinhan Bank
25-Mar-04	Lee, Jae Woo	20,000	0	0	20,000	21,595	Shinhan Bank

			Number	Number
		Number of	of	of	Number of	Exercise
	Name of the	Granted	Exercised	Options	Exercisable	Price
Grant date	Guarantee	Option 1)	option	Cancelled	option	(KRW)	Positions held at

25-Mar-04	Youn, Gwang Lim	20,000	0	0	20,000	21,595	Shinhan Bank
25-Mar-04	Cho, Woo Sup	20,000	0	0	20,000	21,595	Shinhan Bank
25-Mar-04	Han, Min Ky	20,000	0	0	20,000	21,595	Shinhan Bank
25-Mar-04	Song, Youn Soo	20,000	0	0	20,000	21,595	Shinhan Bank
25-Mar-04	Han, Do Heui	20,000	0	0	20,000	21,595	Shinhan Bank
25-Mar-04	Suh, Jin Won	20,000	0	0	20,000	21,595	Shinhan Bank
25-Mar-04	Yang, Shin Keun	20,000	0	0	20,000	21,595	Shinhan Bank
25-Mar-04	Oh, Sang Young	15,000	0	0	15,000	21,595	Shinhan Bank
25-Mar-04	Hong, Sung Kyun	30,000	0	0	30,000	21,595	Shinhan Card
25-Mar-04	Lee, Tae Gyu	10,000	0	0	10,000	21,595	Shinhan Card
25-Mar-04	Kim, Seong Won	10,000	0	0	10,000	21,595	Shinhan Card
25-Mar-04	Shim, Woo Yeop	10,000	0	0	10,000	21,595	Shinhan Card
25-Mar-04	Kim, Moon Han	10,000	0	0	10,000	21,595	Shinhan Card
25-Mar-04	Lee, Dong Girl	30,000	0	0	30,000	21,595	Shinhan Capital
25-Mar-04	Kim, Sahng Dae	10,000	0	0	10,000	21,595	Shinhan Capital
25-Mar-04	Oh, Seung Keun	10,000	0	0	10,000	21,595	Shinhan Capital
25-Mar-04	Shin, Beom Seong	10,000	0	0	10,000	21,595	Shinhan Credit Information
25-Mar-04	Song, Byung Kuk and other 7 officers	13,900	0	0	13,900	21,595	Shinhan Financial Group
25-Mar-04	Kam, Hong Gon and other 400 officer	582,700	0	10,600	572,100	21,595	Subsidiaries of SFG
30-Mar-05	Ra, Eung Chan	100,000	0	0	100,000	28,006	Shinhan Financial Group
30-Mar-05	Choi, Young Hwi	90,000	0	0	90,000	28,006	Shinhan Financial Group
30-Mar-05	Kim, Pyung Joo	10,000	0	0	10,000	28,006	Shinhan Financial Group
30-Mar-05	Kim, Il Sup	10,000	0	0	10,000	28,006	Shinhan Financial Group
30-Mar-05	Lee, Sang Yoon	10,000	0	0	10,000	28,006	Shinhan Financial Group
30-Mar-05	Yoon, Yoon Soo	10,000	0	0	10,000	28,006	Shinhan Financial Group
30-Mar-05	Ryoo, Shee Yul	10,000	0	0	10,000	28,006	Shinhan Financial Group
30-Mar-05	Lee, Jae Woo	20,000	0	0	20,000	28,006	Shinhan Financial Group
30-Mar-05	Hong, Chil Sun	20,000	0	0	20,000	28,006	Shinhan Financial Group
30-Mar-05	Cho, Byung Jae	20,000	0	0	20,000	28,006	Shinhan Financial Group
30-Mar-05	Lee, Baek Soon	20,000	0	0	20,000	28,006	Shinhan Financial Group
30-Mar-05	Shin, Sang Hoon	80,000	0	0	80,000	28,006	Shinhan Bank
30-Mar-05	Cho Jao Ho	20,000	0	0	20,000	28,006	Shinhan Bank
30-Mar-05	Yoon, Gwang Lim	20,000	0	0	20,000	28,006	Shinhan Bank
30-Mar-05	Han, Min Ky	20,000	0	0	20,000	28,006	Shinhan Bank
30-Mar-05	Han, Do Heui	20,000	0	0	20,000	28,006	Shinhan Bank
30-Mar-05	Suh, Jin Won	20,000	0	0	20,000	28,006	Shinhan Bank
30-Mar-05	Yang, Shin Keun	20,000	0	0	20,000	28,006	Shinhan Bank
30-Mar-05	Oh, Sang Young	20,000	0	0	20,000	28,006	Shinhan Bank
30-Mar-05	Lee, Hyu Won	20,000	0	0	20,000	28,006	Shinhan Bank
30-Mar-05	Choi, Sang Woon	20,000	0	0	20,000	28,006	Shinhan Bank
30-Mar-05	Kim, Eun Sik	20,000	0	0	20,000	28,006	Shinhan Bank
30-Mar-05	Choi, Dong Soo	80,000	0	0	80,000	28,006	Chohung Bank
30-Mar-05	Yoo, Jee Hong	20,000	0	0	20,000	28,006	Chohung Bank
30-Mar-05	Choi, Bhang Gil	20,000	0	0	20,000	28,006	Chohung Bank
30-Mar-05	Kim, Hee Soo	20,000	0	0	20,000	28,006	Chohung Bank
30-Mar-05	Chung, Kwang Yub	20,000	0	0	20,000	28,006	Chohung Bank
30-Mar-05	Chae, Hong Hee	20,000	0	0	20,000	28,006	Chohung Bank
30-Mar-05	O, Yong Uk	20,000	0	0	20,000	28,006	Chohung Bank
30-Mar-05	Chang, Jeong Woo	20,000	0	0	20,000	28,006	Chohung Bank
30-Mar-05	Kim, Jae Yoo	20,000	0	0	20,000	28,006	Chohung Bank

			Number	Number
		Number of	of	of	Number of	Exercise
	Name of the	Granted	Exercised	Options	Exercisable	Price
Grant date	Guarantee	Option 1)	option	Cancelled	option	(KRW)	Positions held at

30-Mar-05	Chaey, In Joon	20,000	0	0	20,000	28,006	Chohung Bank
30-Mar-05	Moon, Chang Seong	20,000	0	0	20,000	28,006	Chohung Bank
30-Mar-05	Kim, Sung Yoon	20,000	0	0	20,000	28,006	Chohung Bank
30-Mar-05	Lee, Woo Keun	40,000	0	0	40,000	28,006	Good Morning Shinhan Securities
30-Mar-05	Lee, Kang Won	40,000	0	40,000	0	28,006	Good Morning Shinhan Securities
30-Mar-05	Lee, Sung No	15,000	0	0	15,000	28,006	Good Morning Shinhan Securities
30-Mar-05	Han, Hyeon Jae	15,000	0	0	15,000	28,006	Good Morning Shinhan Securities
30-Mar-05	Jung, Chae Young	15,000	0	0	15,000	28,006	Good Morning Shinhan Securities
30-Mar-05	Kim, Seok Joong	15,000	0	0	15,000	28,006	Good Morning Shinhan Securities
30-Mar-05	Lee, Jin Kook	15,000	0	0	15,000	28,006	Good Morning Shinhan Securities
30-Mar-05	Jung, Yoo Shin	15,000	0	0	15,000	28,006	Good Morning Shinhan Securities
30-Mar-05	Hong, Sung Kyun	40,000	0	0	40,000	28,006	Shinhan Card
30-Mar-05	Lee, Tea Kyu	15,000	0	0	15,000	28,006	Shinhan Card
30-Mar-05	Kim, Sung Won	15,000	0	0	15,000	28,006	Shinhan Card
30-Mar-05	Shim, Woo Yeop	12,000	0	0	12,000	28,006	Shinhan Card
30-Mar-05	Kim, Moon Han	12,000	0	0	12,000	28,006	Shinhan Card
30-Mar-05	Lee, Dong Girl	40,000	0	0	40,000	28,006	Shinhan Capital
30-Mar-05	Kim, Sang Dae	15,000	0	0	15,000	28,006	Shinhan Capital
30-Mar-05	Oh, Seung Keun	12,000	0	0	12,000	28,006	Shinhan Capital
30-Mar-05	Shin, Boem Seong	15,000	0	0	15,000	28,006	Shinhan Credit Information
30-Mar-05	Gweon, Jeum Joo and other 12 officers	22,000	0	0	22,000	28,006	Shinhan Financial Group
30-Mar-05	Cheon, Young Moon and other 987 officers	1,427,200	0	1,200	1,426,000	28,006	Subsidiaries of SFG

Total	—	5,881,582	346,565	63,400	5,471,617	—	—

1)	Number of options granted on May 22, 2002, and May 15, 2003 was adjusted to the current number as terms of the exercise condition were finalized.

*	The stock options granted in 2002 and 2003 are exercisable during the 4 year period after the second anniversary from the grant date. The stock options granted in 2004 are exercisable during 3 year period after the second anniversary from the grant date. The stock options granted in 2005 are exercisable during 4 year period after the third anniversary from the grant date.
Employees
(As of September 30, 2005)

			Total Salaries and
			wages paid during 9	Average Payment per
	Number of	Average length of	months of 2005	person (in mil. of
	Employees	Service	(in mil. of Korean Won)	Korean Won)

Male	74	2 years	4,851	66
Female	24	1 year and 9months	556	23
Total	98	1 year and 11 months	5,407	55

5. Activities of Board of Directors and sub-committees for the year 2005
Meetings of Board of Directors

	Date	Agenda

1	Feb. 2, 2005	1. Closing of the 4th FY (Jan.1, 2004 ~ Dec 31. 2004)	Approved

		2. Appointment of Outside Director Recommendation Committee members	Approved

- Byung Hun Park, Eung Chan Ra, Pyung Joo Kim, Dong Hyun Kwon, and Yoon Soo Yoon

2	Feb. 22, 2005	1. Convening of the 4th General Meeting of Shareholders - 10:00 AM, March 30, 2005 (Wend.)	Approved

		2. Remuneration levels for Directors	Approved

- KRW 4 billion

		3. Stock option grant to executives, employees and outside directors of the Group and Subsidiaries	Approved

- 1,196,000 shares for executive, 50,000 shares for outside directors, and up to 1,500,000 shares for employees

3	March 30, 2005	1. Appointment of Board steering Committee members - Eung Chan Ra, Young Hwi Choi, Byung Hun Park, Pyung Joo Kim, and Shee Yul Ryoo	Approved

		2. Appointment of Risk Management Committee members	Approved

- Pyung Joo Kim, Yoon Soo Yoon, and Reynieix

		3. Decision on Director compensation level	Approved

4	May 17, 2005	1. Adoption of Code of Ethics for Finance Officers and Employees - Purpose, Application, Conduct Guideline and etc.	Approved

		2. Approval of the Volume Limit of Corporate Bond Issue for the 2nd half of 2005	Approved

- KRW 1,100 billion ( including USD 50 million)

		3. Adjustment of the Number of Stock Options Granted in 2003	Approved

- The number of stock option granted was adjusted with the retirement of 31 officers and employees.

		4. Change of CEO	Approved

- Dismissal: Mr. Young Hwi Choi, Appointment: Mr. In Ho Lee

		5. Appointment of Sub Committees Members	Approved

- Board Steering Committee: Young Hwi Choi was dismissed and In Ho Lee was Appointed

- Compensation Committee: Pyung Joo Kim, Il Sup Kim, Sang Yoon Lee, Yoon Soo Yoon, and Shee Yul Ryoo were appointed.

5	June 29, 2005	1. Incorporation of Shinhan Private Equity Fund No.1 into SFG’s Indirect Subsidiary - To be established in July 2005 as a subsidiary of Shinhan Private Equity	Approved

		2. Amendment of Regulations	Approved

- Board Regulations, Management Operation Regulations, and Subsidiary Management Committee Regulations

		3. Determination of Director Remuneration	Approved

- Amendment of Director Remuneration Plan

6	Aug. 26, 2005	1. Cancellation of Stock Option - To cancel 51,800 shares previously granted to 8 people	Approved

		2. Exclusion of e-Shinhan from Shinhan Financial Group	Approved

- liquidation of e-Shinhan

		3. Set-up of Bank Merger Committee	Approved

- To be launched in September or October 2005, consisting of 7 members including a chairperson

		4. Set-up of Credit Card Business Competency Enhancement Committee	Approved

- To be launched in September or October 2005, consisting of 5 members including a chairperson

		5. Appointment of Non-Director Executive Officers	Approved

- Mr. Byung Jae Cho (re-appointed) and Mr. Jae Woon Yoon (newly appointed)

7	Sep. 27, 2005	1. Acquisition of 100% of Shinhan Life Insurance through a Small-Scale Share Swap

     - To include Shinhan Life Insurance as the Group’s subsidiary through a small scale share swap by the end of December 2005
Approved

	Date	Agenda
8	Nov. 4, 2005	1. Appointment of Sub-Committee members - Board Steering Committee: Mr. Sang Yoon Lee - Risk Management Committee: Mr. Shee Yul Ryoo	Approved
Meetings of Board Steering Committee

	Date	Agenda

1	Feb. 2, 2005	1. Recommendation of Members for Outside Director Recommendation Committee - Byung Hun Park, Eung Chan Ra, Pyung Joo Kim, Dong Hyun Kwon, and Yoon Soo Yoon	Approved

2	Feb. 22, 2005	1. Recommendation of Members for Audit Committee - Il Sup Kim, Dong Hyun Kwon, Young Seok Choi, Sang Yoon Lee, and Si Jong Kim	Approved

		2. Decision of Compensation Scheme for Non-executive Directors and Outside Directors	Approved

- Expenses required for directors’ activities and stock option grant

		3. Deliberation on Stock Option Grant to Outside Directors with Professional Expertise	Approved

- Stock options to purchase 50,000 shares in total (10,000 shares per person)

3	May 17, 2005	1. Adoption of Code of Ethics for Finance Officers and Employees - Purpose, Application, Conduct Guidelines and etc.	Approved

		2. Recommendation of Sub Committees Members	Approved

- Board Steering Committee: Young Hwi Choi (dismissal) and In Ho Lee (appointment)

- Compensation Committee: Pyung Joo Kim, Il Sup Kim, Sang Yoon Lee, Yoon Soo Yoon, and Shee Yul Ryoo to be appointed

4	Aug. 26, 2005	1. Deliberation on Candidates for Non-Director Executive Officers - Candidates for Senior Executive Vice President: Byung Jae Cho(Re-appointment) and Jae Woon Yoon (New Appointment)	Approved

5	Nov. 4, 2005	1. Recommendation of Members for Sub-Committees - Board Steering Committee: Mr. Sang Yoon Lee - Risk Management Committee: Mr. Shee Yul Ryoo	Approved
Meetings of Risk Management Committee

	Date	Agenda

1	Feb 22, 2005	- Approval item: Minimum Capital Adequacy Ratio and Plan for Risk Management by each Type in 2005	Approved

		- Reporting item: 2004 Capital Adequacy Ratio of the Group and Plan for Risk Management by each Type	—

2	May 17, 2005	- Reporting item: 2005 1st quarter Capital Adequacy Ratio of the Group and Plan for Risk Management by each Type	—

3	Sep. 5, 2005	- Reporting item: 2005 2nd quarter Capital Adequacy Ratio of the Group and Plan for Risk Management by each Type	—

4	Nov. 6, 2005	- Approval item: Appointment of Head of Risk Management Committee (Mr. Shee Yul Ryoo)	Approved

		- Reporting item: 2005 3rd quarter Capital Adequacy Ratio of the Group and Plan for Risk Management by each Type	—
Meetings of Compensation Committee

	Date	Agenda

1	Feb. 2, 2005	1. 2004 Evaluation and Compensation Results for the Management	Approved

		2. 2005 Evaluation and Compensation Scheme for the Management	Not Approved

		3. Setting 2005 Group KPI Target and MBO of the Management	Not Approved

		4. 2005 Payment Plan of the Management Compensation	Approved

	Date	Agenda

2	Feb. 22, 2005	1. 2005 Evaluation and Compensation Scheme for the Management	Approved

		2. Setting 2005 Group KPI Target and MBO of the Management	Approved

		3. 2005 Stock Option Grant to the Management	Approved

3	Oct. 7, 2005	1. Appointment of Head of Compensation Committee (Mr. Yoon Soo Yoon)	Approved

		2. Payment of Special Compensation to Retiring Non-Director Executive Officer	Approved
Meetings of Audit Committee

	Date	Agenda

1	Feb. 22, 2005	1. Audit Results for the 4th Fiscal Year	Approved

- Confirmation of Audit Results for the 4th FY and Submission of Audit Report

		2. Appointment of Independent Auditors for Korean GAAP	Approved

- KPMC Samjong Accounting Corp. was appointed

		3. Evaluation of the Operation Status of the Internal Accounting Control System for the Year 2004 — The internal accounting control system is properly operated.	Approved

		4. Evaluation of the Internal Monitoring System	Approved

- The internal monitoring system is properly operated.

		5. Approval of the Group Audit Plan for 2005	Not Approved

- the agenda transferred to the next audit committee

		6. Ratification of the Company and its Subsidiaries’ Non-audit Contracts	Approved

1) Audit and Tax Adjustment ( Shinhan Finance Ltd. with KPMG Samjong)

2) Comfort Letters regarding the issue of bond in foreign currency (Shinhan Bank with KPMG Samjong)

		7. Audit of Approval Items for the FY 4 General Shareholders’ Meeting	Approved

-The approval items are appropriate.

2	Mar. 30, 2005	1. Appointment of Independent Auditors for US GAAP	Approved

- KPMC Samjong Accounting Corp. was appointed

		2. Approval of the Group Audit Plan for 2005	Approved

3	May 17, 2005	1. Appointment of Head of Audit Committee	Approved

- Mr. Il Sup Kim

		2. Establishment of Insider Reporting System	Approved

- Establishing Insider Reporting System and adopting relevant regulations

		3. Rectification of Subsidiaries’ Non audit Contracts	Approved

1) 2005 Tax Adjustment and review (Chohung Bank with KPMG Samjong)

2) Income Tax Advisory, Tax Adjustment, and Comfort letter on Important Items of Financial Statement (Shinhan Private Equity with KPMG Samjong)

4	June 29, 2005	1. Rectification of Subsidiaries’ Non audit Contracts	Approved

- Comfort Letters regarding the issue of bond (Shinhan Bank with KPMG Samjong)

5	Aug. 26, 2005	1. Approval of appointment and dismissal of Head of Audit & Compliance Team	Approved

- Newly appointed Head of Audit & Compliance Team: Mr. Eui Kwon Kwak

6	Nov 6, 2005	1. Establishment of a Guideline for Subsidiaries’ Audit Planning and Operation	Approved

Meetings of Outside Director Recommendation Committee

	Date	Agenda

1	Feb.2, 2005	1. Appointment of Head of Outside Director Recommendation Committee	Approved
- Mr. Byung Hun Park
		1. Recommendation of Outside Director Candidates	Approved
2	Feb. 16, 2005	- Outside director candidates: Byung Hun Park, Dong Hyun Kwon , Young Hoon Choi, Si Jong Kim and Philippe Reynieix (5 candidates)
- Outside director candidates with professional expertise: Pyung Joo Kim, Il Sup Kim,
Sang Yoon Lee, Yoon Soo Yoon, and Shee Yul Ryoo (5 candidates)
6. Market Price Information of our Common Shares and ADRs
Common Share Traded on the Korea Exchange
(in Korean Won or number of shares)

		Apr. 2005	May 2005	June 2005	July 2005	Aug. 2005	Sep. 2005

Price per share	High	27,650	25,800	27,350	31,150	32,500	37,200
	Low	25,750	24,100	25,750	27,450	29,800	31,500
Trading Volume		22,456,054	24,124,382	18,826,402	25,926,004	27,075,097	22,816,559
American Depositary Shares traded on the New York Stock Exchange
     Shinhan Financial Group listed its American Depositary Shares on the New York Stock Exchange on September 16, 2003.
(in US Dollars or number of shares)

		Apr. 2005	May 2005	June 2005	July 2005	Aug. 2005	Sep. 2005

Price per share	High	55.65	53.00	54.14	60.89	63.98	72.20
	Low	50.50	48.51	51.55	52.30	58.50	61.90
Trading Volume		234,600	214,600	206,000	132,500	272,600	362,500

7. Related Party Transactions
Loans to Subsidiaries

					(As of September 30, 2005)
						Beginning			Ending
		Origination	Maturity	Funding	Lending	Balance			Balance
Borrower	Loan Type	date	date	Rate	Rate	Jan.1 2005	Increase	Decrease	Sep.30,2005

Good Morning Shinhan Securities	Loans in KRW	31-Jan-05	31-Jul-10	4.59%	5.25%	—	700	—	700
Shinhan Bank	Privately Placed Bonds	21-Dec-01	21-Mar-08	7.12%	7.42%	500	—	—	500
Shinhan Card	Loans in KRW	21-Nov-02	21-Nov-05	5.60%	5.93%	1,000	—	—	1,000
Shinhan Card	Loans in KRW	16-Dec-02	16-Dec-05	5.65%	5.95%	1,000	—	—	1,000
Shinhan Card	Loans in KRW	24-Jan-03	24-Jan-05	5.04%	5.39%	500	—	500	—
Shinhan Card	Loans in KRW	24-Jan-03	24-Jan-06	5.19%	5.50%	500	—	—	500
Shinhan Card	Loans in KRW	26-Feb-03	26-Feb-05	4.89%	5.24%	1,000	—	1,000	—
Shinhan Card	Loans in KRW	26-Feb-03	26-Feb-06	4.99%	5.29%	2,000	—	—	2,000
Shinhan Card	Loans in KRW	23-Apr-03	23-Apr-09	5.47%	6.28%	1,000	—	—	1,000
Shinhan Card	Loans in KRW	23-May-03	23-May-05	5.11%	5.45%	500	—	500	—
Shinhan Card	Loans in KRW	23-May-03	23-May-06	5.29%	5.59%	500	—	—	500
Shinhan Card	Loans in KRW	24-Jun-03	24-Jun-06	5.43%	5.73%	1,500	—	—	1,500
Shinhan Card	Loans in KRW	24-Oct-03	24-Oct-06	4.63%	4.95%	1,000	—	—	1,000
Shinhan Card	Loans in KRW	18-Mar-05	18-Mar-07	4.13%	4.49%	—	500	—	500
Shinhan Card	Loans in KRW	18-Mar-05	18-Mar-08	4.23%	4.54%	—	500	—	500
Shinhan Capital	Loans in KRW	30-Jan-02	30-Jan-05	6.69%	7.34%	300	—	300	—
Shinhan Capital	Loans in KRW	29-Mar-02	04-Apr-07	7.47%	8.12%	200	—	—	200
Shinhan Capital	Loans in KRW	29-Apr-02	29-Apr-05	6.84%	7.49%	300	—	300	—
Shinhan Capital	Loans in KRW	26-Jun-02	26-Jun-05	6.30%	6.95%	300	—	300	—
Shinhan Capital	Loans in KRW	29-Jul-02	29-Jul-07	6.30%	6.65%	200	—	—	200
Shinhan Capital	Loans in KRW	21-Nov-02	21-Nov-07	5.88%	6.18%	200	—	—	200
Shinhan Capital	Loans in KRW	16-Dec-02	16-Dec-05	5.65%	5.95%	300	—	—	300
Shinhan Capital	Loans in KRW	16-Dec-02	16-Dec-07	5.96%	6.22%	200	—	—	200
Shinhan Capital	Loans in KRW	24-Jan-03	24-Jan-06	5.19%	5.54%	200	—	—	200
Shinhan Capital	Loans in KRW	23-Apr-03	23-Apr-05	5.28%	5.65%	500	—	500	—
Shinhan Capital	Loans in KRW	23-May-03	23-May-06	5.29%	5.59%	500	—	—	500
Shinhan Capital	Loans in KRW	24-Jun-03	24-Jun-08	5.69%	5.95%	300	—	—	300
Shinhan Capital	Loans in KRW	24-Jul-03	24-Jul-06	5.55%	5.85%	300	—	—	300
Shinhan Capital	Loans in KRW	24-Jul-03	24-Jul-08	5.87%	6.13%	200	—	—	200
Shinhan Capital	Loans in KRW	24-Mar-04	24-Mar-07	4.76%	5.16%	300	—	—	300
Shinhan Capital	Loans in KRW	24-Mar-04	24-Mar-09	5.11%	5.93%	200	—	—	200
Shinhan Capital	Loans in KRW	25-Jun-04	25-Jun-09	4.93%	5.22%	500	—	—	500
Shinhan Capital	Loans in KRW	31-Jan-05	31-Jan-08	4.21%	4.58%	—	300	—	300
Shinhan Capital	Loans in KRW	18-Mar-05	18-Mar-07	4.23%	4.49%	—	500	—	500
Shinhan Capital	Loans in KRW	09-May-05	09-May-08	3.99%	4.33%	—	500	—	500
Shinhan Capital	Loans in foreign Currency	13-Mar-02	13-Mar-05	6M Libor +100bp	6M Libor +120bp	313	—	313	—
Shinhan Capital	Loans in foreign Currency	13-Sep-02	13-Sep-05	6M Libor +85bp	6M Libor +114bp	312	—	312	—

					(As of September 30, 2005)
						Beginning			Ending
		Origination	Maturity	Funding	Lending	Balance			Balance
Borrower	Loan Type	date	date	Rate	Rate	Jan.1 2005	Increase	Decrease	Sep.30,2005

Shinhan Capital	Loans in foreign Currency	30-Dec-03	30-Dec-06	3M Libor +70bp	3M Libor +90bp	313		2	311
Shinhan Capital	Loans in foreign Currency	15-Jul-04	15-Jun-07	3M Libor +70bp	3M Libor +90bp	418	—	2	416
Jeju Bank	Privately Placed Bonds	30-Jun-01	30-Mar-07	6.26%	—	31	—	—	31
Jeju Bank	Privately Placed Bonds	20-May-02	20-Jan-08	7.25%	8.14%	200	—	—	200
Total	—	—	—	—	—	17,587	3,000	4,029	16,558
Exhibit 99-1
The Independent Accountant’s Review Report (under Korean GAAP) to the Non-consolidated Financial Statements of Shinhan Financial Group as of and for the 9 months ended on September 30, 2005.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.
By:	/s/ Byung Jae Cho
	Name:	Byung Jae Cho
	Title:	Chief Financial Officer

Date : November 17, 2005